September 24, 2012

VIA EDGAR AND FACSIMILE

Ms. Jeffrey Gordon

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Tel (202) 551-3866

Re: GrowLife, Inc.

Item 4.01 Form 8-K

Filed September 17, 2012

File No. 0-50385

Dear Mr. Gordon:

This letter is in response to the Securities and Exchange Commission’s comment letter dated September 18, 2012, and addresses the Staff’s comments and concerns relating to the Commission’s examination of the Company’s Form 8-K filed September 17, 2012 regarding the change in auditors.  In connection with the responses to the comments, the Company is concurrently an amended Form 8-K/A.  Each of our responses in this letter will be provided in the order of the comments raised by the Staff's September 18, 2012 letter. Courtesy copies of the marked document are also transmitted with this letter for the Staff’s convenience.

1.	You currently disclose that the former accountant’s report contained an explanatory paragraph related to your ability to continue as a going concern. It appears that the former accountant’s reports included in the December 31, 2011 and 2010 Forms 10-K contained an explanatory paragraph related to your ability to continue as a going concern. As such, please amend your Form 8-K to refer to reports instead of report.

We agree with your comment and revised the sentence to say reports instead of report.

“The reports of Weinberg on the Registrant’s financial statements for the fiscal years ended December 31, 2011 and 2010 did not contain an adverse opinion or disclaimer of opinion and were not modified as to uncertainty, audit scope, or accounting principles, except the reports did contain an explanatory paragraph related to the Registrant’s ability to continue as a going concern.”

2.	You currently disclose that during the years ended December 31, 2011 and 2010 and the subsequent interim periods ended June 30, 2012, you did not consult with your new accountant. Please amend your Form 8-K to state, if true, that you did not consult with your new accountant during the years ended December 31, 2011 and 2010 and through September 14, 2012, the date of engagement of your new accountant. Refer to Item 304(a)(2) of Regulation S-K.

We agree with your comment and replaced June 30, 2012 with September 14, 2012 as set forth below.

“During our two (2) most recent fiscal periods ended December 31, 2011 and 2010 and the subsequent period through September 14, 2012, we did not consult with Anton & Chia, LLP on (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that may be rendered on the Company's financial statements, and Anton & Chia, LLP did not provide either a written report or oral advice to the Company that was an important factor considered by the Company in reaching a decision as to any accounting, auditing, or financial reporting issue; or (ii) the subject of any disagreement, as defined in Item 304 (a)(1)(iv) of Regulation S-K and the related instructions, or a reportable event within the meaning set forth in Item 304(a)(1)(v) of Regulation S-K.”

3.	To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountant agrees with the statements made in your revised Form 8-K.

We have obtained and filed an updated Exhibit 16.1 letter from the former accounts that state that they agree with the statements in the amended Form8-K

Closing

We hope that the foregoing addresses all of the Staff's comments contained in its letter of September 18, 2012.

Should you have any questions or further comments please contact me at 949-903-0468.

Sincerely,

GrowLife, Inc.

By: /s/ STERLING SCOTT

Sterling Scott

CEO

ACKNOWLEDGEMENT

GrowLife, Inc., (the “Company”), hereby acknowledges the following:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Dated:  September 24, 2012

GrowLife, Inc.

By: /s/ STERLING SCOTT

Sterling Scott

CEO